Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel. 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Justin W. Chairman
215.963.5061
jchairman@morganlewis.com

January 20, 2006

SENT BY FAX AND EDGAR

Gary Newberry, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:                             Buckeye Partners, LP
File No. 1-09356

Dear Mr. Newberry:

This letter confirms our telephone conversation earlier today that in order to give the above-captioned registrant and its professional advisors adequate time to consider and respond to the Staff’s comments, as set forth in Ms. April Sifford’s letter of December 29, 2005, you further extended the time for Buckeye Partners to respond to January 27, 2006.

We appreciate the Staff’s consideration in this matter.

Very truly yours,

/s/ Justin W. Chairman

Justin W. Chairman

c:	Mr. Robert B. Wallace
Stephen C. Muther, Esquire

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